UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ARC Wireless Solutions, Inc.

(Name of Issuer)

Common stock, par value $0.0005 per share

(Title of Class of Securities)

03878K108

(CUSIP Number)

October 30, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Hudson River Investments, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) CO

Preliminary Statement

This Amendment No. 2 to Schedule 13G is filed by Hudson River Investments, Inc., referred to herein as the Reporting Person.  This Amendment No. 2 to Schedule 13G amends the Reporting Person’s previous 13G/A filed on August 25, 2003.  The Reporting Person is filing this Amendment No. 2 to Schedule 13G to report the Reporting Person no longer owns more than five percent of the outstanding shares of common stock of the above-referenced issuer due to a transfer on October 30, 2008 of all of the Reporting Person’s shares of the issuer to Hassan Nemazee, an individual.

Item 1.
	(a)	Name of Issuer: ARC Wireless Solutions Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 10601 West 48th Avenue I-70 Frontage Road North Wheat Ridge, Colorado 80033-2660

Item 2.
	(a)	Name of Person Filing: Hudson River Investments, Inc.
	(b)	Address of Principal Business Office: c/o Mossak Fonseca Co. (BVI), Ltd. Skelton Building, Main Street POB 3136 Road Town, Tortola British Virgin Islands VG 1110
	(c)	Citizenship: British Virgin Islands
	(d)	Title of Class of Securities: Common stock, par value $0.0005 per share.
	(e)	CUSIP Number: 03878K108

Item 3.	If this statement is filed pursuant to Rule 13d 1(b), or 13d 2(b), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
(a)

Amount beneficially owned:

None.  The Reporting Person no longer owns any common stock of the above-referenced issuer due to a transfer on October 30, 2008 of all of the Reporting Person’s shares of the issuer to Hassan Nemazee, an individual.

(b) Percent of class: The percent of class is set forth on the cover page and incorporated by reference herein.
(c) Number of shares as to which such persons have:
(i)

Sole power to vote or to direct the vote:

The number of shares as to which the filing person has the sole power to vote or direct the vote is set forth on the cover page and incorporated by reference herein.

(ii)

Shared power to vote or to direct the vote:

The number of shares as to which the filing person has shared power to vote or direct the vote is set forth on the cover page and incorporated by reference herein.

(iii)

Sole power to dispose or to direct the disposition of:

The number of shares as to which the filing person has the sole power to dispose or to direct the disposition of is set forth on the cover page and incorporated by reference herein.

(iv)

Shared power to dispose or to direct the disposition of:

The number of shares as to which the filing person has shared power to dispose or to direct the disposition of is set forth on the cover page and incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
N/A

Item 8.	Identification and Classification of Members of the Group:
N/A

Item 9.	Notice of Dissolution of Group:
N/A
Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 3, 2008

HUDSON RIVER INVESTMENTS, INC.

By:	/s/ Olivier Dunant

Name:	Olivier Dunant

Title:	President